Mail Stop 6010

December 1, 2006

By U.S. Mail and Facsimile to (203) 797-2697

Mr. Michael E. Reed
Chief Executive Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

         RE: **Electro Energy, Inc.**
                 Form 10-KSB for the year ended December 31, 2005
                 Form 10-QSB for the quarter ended September 30, 2006
                 File No. 0-51083

Dear Mr. Reed:

We have reviewed your letter dated November 10, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended September 30, 2006

Note 10. Asset Purchase, page F-20

1.   Please refer to prior comment 3. We have reviewed your response and the documents provided concerning management's determination of a fair value of $2.04 per share for value of the consideration shares issued as part of the asset purchase on April 5, 2006. We note that the Estimated Fair Value of Securities Issued, prepared by Chartered Capital Advisors, was not prepared contemporaneously with the transaction, but rather on August 2, 2006, more than five months following the transaction. As a result, this document does not appear to provide better evidence of the fair value of your common stock at that date than its quoted market price of $3.70 per share. Please advise. Furthermore, we note that on the valuation date, you also completed a private placement of senior convertible notes with a conversion price of $3.80. Please bridge management's determination of a fair value per share of $2.04 to this private placement.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Angela Crane
                                        Branch Chief